Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release – Ultrapar announces acquisition of Arch Química Andina

ULTRAPAR PARTICIPAÇÕES S.A.	Item 1

Ultrapar announces acquisition of Arch Química Andina

São Paulo, Brazil, September 13, 2007 – ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby announces the acquisition of Arch Química Andina, C.A. in Venezuela, a subsidiary of the US company Arch Chemicals, Inc.

Arch Química Andina is the sole producer of ethoxylates in Venezuela. The company has a plant located in the city of Santa Rita. Its products line is similar to that produced by Oxiteno, and complementary for some markets.

The price paid for the acquisition was US$ 7.6 million. Ultrapar expects that this new plant will generate annual net revenues of approximately US$ 60 million at full capacity. Arch Química Andina’s performance beyond Ultrapar’s expectations over the next years may generate additional payment to Arch Chemicals, Inc.

Venezuela was the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. Ultrapar's decision to make this investment is aligned with its strategy of growth and internationalization and is aimed at (i) strengthening the company's presence in the Americas, representing an opportunity to exploit markets in the Andean region and in Chile, which today are served mainly by exports from the United States and Mexico, (ii) providing access to raw material at competitive prices and (iii) increasing the company's ethoxylate production capacity by 70,000 tons/year.

Once the procedural formalities have been completed, the company's name will be changed to Oxiteno Andina.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2007
ULTRAPAR HOLDINGS INC.

	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Press Release – Ultrapar announces acquisition of Arch Química Andina)